United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Assistant Director

Mail Stop 3720

May 14, 2007

RE:	Magyar Telekom Telecommunications Plc.

Form 20-F for the fiscal year ended December 31, 2005

Filed February 22, 2007

File No. 001-14720

Dear Mr. Spirgel,

Reference is made to the comment letter of the Staff of the Securities and Exchange Commission dated April 24, 2007 addressed to Mr. Thilo Kusch, Chief Financial Officer of Magyar Telekom Telecommunications Plc. (the "Company"). On behalf of the Company, we have responded to your comments as set forth below. We have reproduced our original disclosure, followed by the Staff's comments, which appear in italics, and we have responded below each comment.

As we intend to modify our 20-F for the year ending December 31, 2006 based on your comments, therefore we would greatly appreciate your response at your earliest convenience.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
•	The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss our responses to your comments please contact me at +36 1 458 7040 or Thomas Stumpf at +36 1 457 4060.

Best regards,

Thilo Kusch

Chief Financial Officer of Magyar Telekom Telecommunications Plc.

1. Consolidated Income Statements, page F-4

Original disclosure

Part of the income statement lines:

“Employee related expenses

Depreciation and amortization

Payments to other network operators

Cost of telecommunications equipment sales

Other operating expenses —net

Total operating expenses”

SEC remark

We note that you classified the expenses partly by nature and partly by function in the income statements. For examples, we note the expense by nature presentations of "depreciation and amortisation expense" and "employee related expenses”, as well as the expense by function presentation of "cost of telecommunications equipment sales" in the income statements. In future filings, please classify your expenses either by nature or by function pursuant to paragraphs 93 and 94 of IAS 1.

Magyar Telekom’s response

We classify all expenses by nature in our income statement.

The phrase “cost of telecommunication equipment sales” as the caption for the expense line may be somewhat confusing, as it could give the impression that the item is meant to reflect the costs of the selling function. Based on our classification of expenses by their nature, this line contains only the cost of the equipments sold. In order to better reflect the contents, in our future filings we will change the description of this line item to “material cost of telecommunication equipment”.

2. Consolidated Statements of Changes in Equity, page F-6

Original disclosure

“(e) In 2005 Magyar Telekom’s CEO and other managers exercised some of their share options, and the Company used its treasury shares reserved for the option programs. As a result of these transactions, the Company sold 2,443,341 of its treasury shares to the CEO and other managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 53 million, which was recognized in retained earnings. For more details on the programs see note 28.”

SEC remark

Refer to footnote (d). We note your disclosures that "[o]n the sale of the treasury shares the Company recognized a gain of HUF 53 million, which was recognized in retained earnings. Explain to us your IFRS basis in recognizing the gain in retained earnings rather than additional paid in capital.

Magyar Telekom’s response

We followed the guidance of IAS 32 in recognizing the gain in equity:

IAS 32.22 does not specify the accounting treatment of such transactions or where to reflect the gain within equity:

“Any consideration received (such as the premium received for a written option or warrant on the entity’s own shares) is added directly to equity.”

IAS 32.33 also clarifies that own equity instrument transactions should be shown in equity, without specifying the part of equity:

“If an entity reacquires its own equity instruments, those instruments (‘treasury shares’) shall be deducted from equity. No gain or loss shall be recognised in profit or loss on the purchase, sale, issue or cancellation of an entity’s own equity instruments. Such treasury shares may be acquired and held by the entity or by other members of the consolidated group. Consideration paid or received shall be recognised directly in equity.”

However, beyond classification in equity, there is no clear guidance as to the classification within equity elements.

It is the Company’s policy to credit this gain to retained earnings to better reflect the nature of the transaction, whereby the Company repurchased and subsequently sold treasury shares. We considered it appropriate to use our additional paid in capital reserve only for the issuance of new shares and not for subsequent transactions in treasury shares.

3. (e) Financial Assets, page F-20

Original disclosure

“The revised interpretation of IAS 39 —Financial Instruments —Recognition and Measurement does not consider contracts denominated in a currency that is not the functional currency of either of the contracting parties as a separable host contract and an embedded derivative if the contract currency is widely used in that market. As a result of the change in the interpretation, Magyar Telekom has restated its opening retained earnings to eliminate the carrying amounts of these embedded derivatives previously recognized (HUF 873 million) and the related deferred tax liability (HUF 140 million) in the balance sheet as at December 31, 2004.”

SEC remark

We note your disclosures that as a result of the revised interpretation of IAS 39; you have - restated the opening retained earnings to eliminate the carrying amount of these embedded derivatives previously recognized (HUF 873 million) and the related deferred tax liability (HUF 140 million) in the balance sheet as at December 31, 2004. In that regard, tell us and disclose the nature of these contracts and explain in further detail the basis under IAS 39 that resulted in the de-recognition of these derivatives.

Magyar Telekom’s response

Our derecognition of certain embedded derivatives was based on the revised guidance of IAS 39.

The IAS 39 Application Guidance states in pertinent part:

“AG33 The economic characteristics and risks of an embedded derivative are closely related to the economic characteristics and risks of the host contract in the following examples. In these examples, an entity does not account for the embedded derivative separately from the host contract.

"An embedded foreign currency derivative in a host contract that is an insurance contract or not a financial instrument (such as a contract for the purchase or sale of a non-financial item where the price is denominated in a foreign currency) is closely related to the host contract provided it is not leveraged, does not contain an option feature, and requires payments denominated in one of the following currencies:

...

(iii) a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (eg a relatively stable and liquid currency that is commonly used in local business transactions or external trade).”

We determined that USD and EUR are currencies commonly used in local business transactions and external trade in areas where the Group operates. For business transactions, it is in this region common to set prices in EUR or USD, without reference to the currency of either contracting party. In many cases, there is practically no option to avoid contracting in the above currencies. On this basis, we derecognized derivates embedded in contracts denominated in either USD or EUR.

As of Dec 31, 2004, all contracts where embedded derivatives had been identified where either EUR or USD denominated contracts, accordingly, all previously recognized derivates were derecognized in the 2005 Financial Statements. The underlying contracts are contracts for complex IT services, billing services, equipment purchases and system maintenance contracts. We intend to extend our disclosure with regards to the nature of these contracts as well as the underlying reasons for derecognition in the financial statements included in our future filings.

4. (f) Inventories, page F-20

Original disclosure

“Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods. Such loss on the sale of equipment is only recorded when the sale occurs as the normal resale value of the phone sets exceeds cost.”

SEC remark

We note your disclosures that “[p]hone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods. Such loss on the sale of equipment is only recorded when the sale occurs as the normal resale value of the phone set exceeds cost." In this regard, advise us and disclose how you have accounted for the loss on the sale of handsets under IFRS and US GAAP. Explain to us why it would be appropriate under IFRS to postpone the recognition of the loss until the date of the sale of the handset.

Magyar Telekom’s response

The following description is equally valid to our IFRS and US GAAP numbers.

We believe that the sale of handsets is an integral part of our business, and therefore handsets are held as inventory. We carry items of inventory at the lower of their net realizable value or cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Net realizable value refers to the net amount that we expect to realize from the sale of inventory in the ordinary course of business. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made of the amount the inventories are expected to realize. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period (IAS 2.30). Estimates of net realizable value also take into consideration the purpose for which the inventory is held (IAS 2.31).

The purpose for which we hold handsets in inventory is to either sell them separately to customers (end-customers and distributors or resellers), or sell them to end-customers as part of a multiple-element arrangement. If the handsets are sold separately to customers, they are usually sold above cost. As part of our strategy to acquire new customers and retain existing customers, we also subsidize handsets sold in connection with a service contract by listing the handset at a retail price below our acquisition cost, or by offering a special discount or rebate. We believe these subsidies serve to increase the length of time a customer remains with the Company, thus improving the Company’s long-term profitability. The direct costs for handsets are recognized as material cost of telecommunication equipment when the products are delivered and accepted by the customer, for both separate sales of handsets and sales as part of multiple-element arrangements.

We believe that recognizing the cost of handsets at the time of the sale of the handset is appropriate in both cases for the following reasons:

(1) Handsets can be, and often are, sold for a profit. This is the case when we sell handsets separately to customers;

(2) If the handsets are sold as part of a multiple-element arrangement (typically a handset and a one or two-year service contract), we use the handset subsidy as an incentive for the customer to enter into a service contract. Because the customer would not receive a subsidized handset without entering into a service contract, the service contract and the handset should be analyzed together. This treatment is a consequence of our revenue recognition policy. See under Point 7.

These contracts are structured to be profitable over their lives and as such there is no economic loss on the handset in these multiple-element arrangements. We believe that unless the total arrangement is expected to result in a loss, a write-down of inventory should not be recognized in advance of entering into the contract with the customer.

5. (k) Leases, page F-23

Original disclosure

“Sale and leaseback transactions involve the sale of an asset by Magyar Telekom and the leasing of the same asset or part of it back to Magyar Telekom. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the income statement over the lease term through lower depreciation expense.”

SEC remark

We note your IFRS accounting policy for deferring the gain on sale and lease back transactions and then amortizing the gain over the lease term through lower depreciation expenses. In that regard, advise us how you have accounted for the gain under US GAAP, and where you have recorded the difference between IFRS and US GAAP in Note 34.

Magyar Telekom’s response

Magyar Telekom had sale and leaseback transactions classified only as finance leases.

The IFRS Accounting treatment of gains on sale and leaseback transactions states in pertinent part:

Finance lease: defined in IAS 17.59:

"If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount shall not be immediately recognised as income by a seller-lessee. Instead, it shall be deferred and amortised over the lease term.”

FAS 28 Paragraph 3 states the following:

“If the lease meets one of the criteria for treatment as a capital lease, the seller-lessee shall account for the lease as a capital lease; otherwise as an operating lease. Any profit or loss on the sale shall be deferred and amortized in proportion to the amortization of the leased asset, if a capital lease...”

As under US GAAP in the cases identified the lease did not meet the criteria under FAS 13 par. 7(a) or 7(b), the useful lives of the leased assets were equal to the lease term. For this reason, the gain was deferred and amortized over the useful life of the underlying asset, which was identical with the lease term in these cases.

For the above reasons, accounting for the gain on the sale and leaseback under IFRS and US GAAP was identical.

6. Deferred Revenues, page F-24

Original disclosure

“A portion of fees charged to customers in Hungary upon connection to the fixed line network prior to October 15, 1997 represented contributions to the cost of network construction. The capital contribution element of such fees was deferred and is amortized to revenue over the life of the related assets. Legislation was enacted effective October 15, 1997 eliminating refunds of such fees and signaling the removal of any capital contribution element of future customer fees. Since October 1997, these connection fees are recognized in the income statement upon connection, reflecting the change in related legislation and the advanced development of the network.”

SEC remark

We note your disclosures that “[s]ince October 1997, these connections fees are recognized in the income statement upon connection, reflecting the change in related legislation and the advanced development of the network". We also note from Note 1(r) (page F-26) that you recognized mobile activation fees in a similar way. Advise us your IFRS basis in recognizing these connection fees upon connection or at front. Cite the relevant accounting literature that supports your accounting.

Magyar Telekom’s response

We consider activation to be a separate earnings process for IFRS purposes, and we recognize connection fees upfront based on the following parts of the Appendix of IAS 18:

"17 Initiation, entrance and membership fees.

Revenue recognition depends on the nature of the services provided. If the fee permits only membership, and all other services or products are paid for separately, or if there is a separate annual subscription, the fee is recognised as revenue when no significant uncertainty as to its collectibility exists.”

As connection fees are paid upfront, no uncertainty to collectibility exists. Upfront recognition is further supported by the change in legislation referred to in our disclosure, which meant that from the date mentioned connection fees were no longer repayable to the customer. Furthermore, the Group incurs subscriber acquisition costs related to the connection activity, which include fees paid to subcontractors that act as agents for marketing the Group’s products. The up-front fees collected from customers for activation or connection are marginal compared to the costs. These revenues, costs and losses are recognized when the customer is connected to the Group’s fixed or mobile networks. No such costs or revenues are deferred. These acquisition costs (losses) are recognized immediately as they are not accurately separable from other marketing costs and there is no guarantee of recovering these subsidies from the future revenue generated from the customers. As connection fees dropped significantly in the past few years, they no longer constitute a material item among our revenues. The above accounting method has been applied since October 1997.

Revenue from activation fees at mobile segment for the year ended December 31, 2005: HUF 819 million – disclosed on page F-50 (note 22)

Revenue from connection fees at fixed segment for the year ended December 31, 2005: HUF 1,972 million – not disclosed separately.

7. (r) Revenues, page F-25

Original disclosure

“Customer subscriber arrangements typically include an activation fee, equipment sale, subscription fee and monthly charge for the actual airtime used. The Company considers the various elements of these arrangements to be separate earnings processes for IFRS purposes and classifies the revenue for each of the deliverables at their invoiced amounts into the categories as disclosed in notes 21 and 22.”

SEC remark

We note your disclosures that you allocated each of the deliverables in a bundled arrangements based on invoiced amounts. We also note your representation in Note 34(a) (page F-69) that the application of EITF 00-21 and SAB 104 resulted in insignificant differences between IFRS and US GAAP. In this regard, please address the following comments:

(a)

It appears that you concluded that your bundled arrangements consist of more than one unit of accounting. In this regard, tell us what those units are and how you determined them under both IFRS and US GAAP.

(b)

Also, explain to us why you allocated the revenues in a bundled arrangement based on invoiced amounts under IFRS rather than relative fair value amounts (vendor specific objective evidence of fair value)

Magyar Telekom’s response

Under IFRS, our bundled arrangements indeed consist of more than one units.

These units typically include the following products and services.

•	connection/activation fee
•	sale of telecommunication equipment
•	airtime revenue

These units are identified and separated, since they have value on a standalone basis and are sold not only in a bundle but separately as well. Therefore in IFRS we recognize revenues for all of these elements using the residual method that is the amount of consideration allocated to the delivered elements of the arrangements equals the total consideration less the fair value of the undelivered elements.

Our description as a basis of allocation ‘invoiced amounts’ was not fully comprehensive and we intend to change our disclosure in our future filing periods.

Connection fees are de minimus and do not even cover the employee / agent expenses incurred for activating the services, therefore, we do recognize this element as connection revenue. (See also our answer under Point 4 in this regard.)

The airtime usage is recognized when the customer uses the network, at the price agreed in the contract, which is usually the same as the airtime fees charged to all our customers.

As part of the customer arrangement we usually provide the equipment free of charge or at a discounted price, therefore no or decreased revenue is recognized in this case for the equipment, which results in an upfront loss. (See also our response under Point 4 in this regard.)

Under US GAAP, the same units are identified as under IFRS above, based on EITF 00-21, section 9. Based on EITF 00-21 and SAB 104, bundled customer packages are analyzed by the elements of the bundle. Revenues from the individual elements are recognized in proportion of the relative fair values of the elements. Connections in all cases are bundled with other deliverables such as equipment and or prepaid usage. As connections and activations are no longer considered separate earnings events ,the fair value of this element is considered zero. Accordingly, amounts collected for connections and activations are allocated to the other elements of the packages, and recognized according to the revenue recognition policies applied to those services. As typically the major element in the bundled package is the equipment and revenue recognition is limited according to the cash restriction rule laid down in EITF 00-21, the application of EITF 00-21 and SAB 104 results in insignificant differences between IFRS and U.S. GAAP in this respect.

8. (r) Revenues, page F-25

Original disclosure

Leased line services are provided to customers on a monthly rental basis, while data transmission is charged on a unit basis. These revenues are recognized in the period of usage or availability of the service to the customer.

SEC remark

Refer to (5) lease line and data transmission revenues on page F-26. Clarify for us the meaning of your statement that “... the data transmission revenues is charged on a unit basis” and advise us the related revenue earning process.

Magyar Telekom’s response

The meaning of "unit basis” is a data traffic or volume based charge (i.e. by Mbytes, etc.) in contrast to the previously mentioned "monthly rental basis” in this section. Accordingly we will correct "unit” to "data traffic” in our next filings in order to make the disclosure more readily comprehensible.

In terms of revenue earning we do not recognize a fixed monthly charge, but a fee in line with the volume/data traffic actually used by the customer.

9. Property, plant and equipment – net, page F-40

Original disclosure

“As a result of the continuous revision of the useful life of the Group’s assets, the lives of certain assets were changed as of January 1, 2005.These assets mainly included ISDN and ADSL equipment, other equipment and vehicles and the change in life resulted in HUF 1,771 million higher depreciation expense in 2005.”

SEC remark

We note your disclosures that the useful lives of certain assets including ISDN, ADSL equipment, other equipments and vehicle were changed as of January 1, 2005 as a result of continuous revision of useful life of Group’s assets. In this regard, tell us and disclose the facts and circumstances that drive the continuous revision of useful life of Group’s assets. To provide transparency, disclose the detail of the change in useful lives of the various assets involved and advise us.

Magyar Telekom’s response

According to IAS 16. 51 “the residual value and the useful life of an asset shall be reviewed at least each financial year end and if the expectations differ from the previous estimates, the changes shall be accounted for as a change in an accounting estimate in accordance with IAS 8”.

In order to comply with the requirement of the standard, we review the estimated useful lives and residual value of tangible and intangible assets at least once a year. During the review it is reconsidered whether the period, over which the asset is expected to be available for use by the Group, has changed.

Facts and circumstances that drive the continuous revision of useful life of the Group’s assets are the following:

•	Business projections, plans (e.g. market demand substituting/alternative services)
•	Information from producers, suppliers of the assets
•	Conditions of the assets (e.g. intensity of the usage, frequency of maintenance)
•	Legal restrictions on the use of specific assets
•	Changing trends in the telecommunication market, new international technical proposals, developments

In 2005, the company found that in case of certain assets including ISDN, ADSL equipment, other equipment and vehicle their expected useful lives decreased.

Main reasons for changes in the useful life of these assets are the following:

•

ISDN and ADSL equipment: Changes in the customers’ demand resulted in continuously improving technological solutions, therefore the technological obsolescence of the purchased assets were higher than it was estimated at the acquisition. Useful life of the ISDN and ADSL equipments were modified from 12 to 8 years and from 8 to 5 years respectively.

•	Other equipment: Two main reasons arose for the shortened useful life:

•	Changing requirements of our customers (e.g. due to increased demand for IP services, the demand for services managed by MLNN (managed leased line network) technology decreased significantly)
•	Due to new legal requirements the Company had to introduce the usage of new equipments, since the old ones were not able to provide the service level required by law.

•

Vehicles: Modification was introduced in the usage of the vehicles. Previously vehicles were used for 72 months, but based on the changed car policy it was decreased to 36 months. After this change, vehicles are expected to be sold at the end of the 36 months, which signifies a change in their useful lives. Related residual values were updated accordingly.

10. Employee related expenses, page F-52

Original disclosure

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)

Short term benefits	91,056	92,733	90,605
Share based payments	-	70	270
Termination benefits	1,101	20,180	5,142
Total before capitalization	92,157	112,983	96,017
Expenses capitalized ...........................................................................................................	(4,237)	(3,486)	(3,234)
	87,920	109,497	92,783

Total amount paid to defined contribution plans (including social security)	21,546	25,876	21,797

SEC remark

We note your disclosures that you have capitalized expenses in 2003, 2004 and 2005. Tell us and disclose the nature of these employee related expenses capitalized and your IFRS basis that supports your accounting. Also, advise us how you have accounted for these expenses under US GAAP. If different from US GAAP, tell us where you have reflected the difference, in Note 34. If not, please explain to us why.

Magyar Telekom’s response

In connection with cost elements of a PPE item IAS 16.16 (b) and IAS 16.17 (a) provide the following:

"16 The cost of an item of property, plant and equipment comprises:

(b) any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.”

"17 Examples of directly attributable costs are:

(a) costs of employee benefits (as defined in IAS 19 Employee Benefits) arising directly from the construction or acquisition of the item of property, plant and equipment;”

In accordance with the quoted parts of the IFRS standard we capitalized direct payroll expenses incurred in connection with the preparation/construction of various assets, mainly construction of networks. Payroll expenses capitalized contain the gross salaries and related contributions of employees participating in these construction processes.

According to FAS 34.6:

“The historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.”

Since these employee related expenses were incurred for bringing the assets into the condition necessary for usage, they were capitalized identically to the IFRS treatment.

Our IFRS and US GAAP treatment for the capitalization of the above expenses is therefore identical.

11. Share Based Compensation, page F-57

(c) Mid-term Incentive Plan (MTIP)

Original disclosure

“In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which is planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years.

The first tranche of the program spans the period between January 1, 2004 and December 31, 2006. The second tranche of the program spans the period between January 1, 2005 and December 31, 2007. Participants are employees of Magyar Telekom who are incumbents of certain top and senior managerial positions.

At the beginning of the plan each participant has an offered bonus. This value will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target.

The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock-up period than at the beginning of the plan. The basis of the calculation is the unweighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and the end of the plan. The share price calculated according to the above was HUF 755 at the grant date of the first tranche, and HUF 843 at the grant date of the second tranche.

The relative performance target is linked to the Total Return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the unweighted average Magyar Telekom share price plus dividend payments.

Total compensation expense accrued for the first two tranches of the program as at December 31, 2005 is HUF 256 million (HUF 186 million expensed in 2005 and HUF 70 million in 2004).The expenses are included in employee related expenses recognized against payables to employees.”

SEC remark

With respect to the compensation expenses recognized, tell us and disclose how you fair value the cash settled MTIP at each reporting period. Refer to paragraph 46 of IFRS 2.

Magyar Telekom’s response

As it described in the Notes of the financial statement for the year ending 31 December 2005:

"At the beginning of the plan each participant has an offered bonus. This value will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target.

The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock–up period than at the beginning of the plan. The basis of the calculation is the unweighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and the end of the plan. The share price calculated according to the above was HUF 755 at the grant date of the first tranche, and HUF 843 at the grant date of the second tranche.

The relative performance target is linked to the Total Return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the unweighted average Magyar Telekom share price plus dividend payments.”

As required by IFRS 2. 46 our disclosure related to the fair value of the MTIP compensation expenses will be updated with the following description in our future filings:

As described above the absolute and relative performance targets are determined.

These target figures are weighted with the probabilities of achieving these targets. The probability figures are calculated using the Monte Carlo technique. The target figures are multiplied by the relevant probabilities and these amounts are then accrued for the given tranche period.

On basis of this calculation total compensation expense accrued for the first two tranches of the program as at December 31, 2005 was HUF 256 million (HUF 186 million expensed in 2005 and HUF 70 million in 2004). These amounts are included in employee related expenses recognized against payables to employees.”

12. Contingencies, page F-59

Original disclosure

“Magyar Telekom ’s most significant contingency is related to the fixed to mobile termination charges in Hungary.

The Hungarian National Communications Authority (NHH) published several decisions in 2004 and 2005 as to how the termination charges of the fixed to mobile calls should be reduced in the interconnect contracts of the fixed line and mobile telecom operators. All mobile telecom operators appealed against the decisions at court and in most cases did not change their contracts with the fixed line telecom operators.

As the interconnect contracts were not amended to reflect the appealed decisions of the NHH, the fixed line operators did not change their charges to their customers for the fixed to mobile calls. There is a high level of uncertainty as to whether any of these NHH decisions will be found properly established by the Hungarian Court. If so, it is also uncertain as of when these new interconnect rates should be applied and whether retrospectively or prospectively and whether the fixed line telecom operators can be forced to repay the difference to their customers for these calls.

These consolidated financial statements reflect the Group’s estimate of the most probable outcome. Thereby the fixed line operators can be forced to repay the difference only to their customers with universal packages, while the interconnect charges between the fixed line and mobile companies are accrued based on the fees required by the NHH decisions, regardless of the actual amounts invoiced, the difference being treated as payables or receivables.”

SEC remark

Please provide comprehensive contingent liability disclosures consistent with those appeared on pages 108-113. In addition, with respect to each claim and assessment, disclose the amounts of the provisions you have recorded or not recorded and why no provisions had been recorded in the financial statements. Refer to paragraphs 84-92 of IAS 37. Advise us your accounting for contingent liabilities under US GAAP. If different from US GAAP, advise us where you have reflected the difference in Note 34.

Magyar Telekom’s response

In our response below we assessed the legal cases one by one.

We considered the US.GAAP treatment always in line with IFRS, therefore no US.GAAP adjustment was recognized in this respect.

Some of our disclosures on legal cases will be improved in future filings by providing more information on the possible outcome of the legal proceedings.

1. Universal Telecommunications Support Fund

Note 32. Subsequent event (page F-61) includes the necessary disclosure on the outcome of this legal case:

“With its review decision of April 25,2006 the Supreme Court upheld the resolution that the Group was still liable with the previously recognized amount of HUF 1,131 million, which indicated that the Group would be able to partly recover the previously written-off receivable. This event has been identified as an adjusting post-balance sheet event and accounted for as such, consequently both a receivable and a liability in relation to the above Fund have been reinstated in the financial statements of 2005.”

As the appropriate amount of receivables and payables were recognised in the consolidated financial statements, no provision or additional disclosure was necessary.

2. Interconnection fees/termination fees

Under note 30. Contingencies we disclosed that the consolidated financial statements reflect the Group’s estimate of the most probable outcome and accounted for as payables and receivables.

As the relevant amounts have been recorded as payables and receivables, this claim does not fulfil the criteria of a contingent liability (IAS 37.13 “Contingent liabilities – which are not recognised as liabilities...”).

3. Base station disturbance

On page 112 we disclosed that “TMH made a provision in its financial statements for the full amount of these claims.”

Since the amount of the provision (HUF 546 million) was not significant, only a short description on the legal case was disclosed under note 20 (F-49). “Provisions for legal cases mainly include ... amounts to be paid as compensation for loss of value of real estates of inhabitants allegedly caused by cellular base stations installed on neighbouring sites.”

4. Alleged trade mark violation of T-Online

According to the management’s opinion the possibility of any outflow in settlement is remote; therefore we did not disclose any information on this legal case on basis of IAS 37.86.

5. Arbitration procedure initiated by fellow owner for non-approval of sale of shareholding

This legal case was filed in 2006. According to the management’s assessment the possibility of any outflow in settlement is remote; therefore we did not disclose any information on this legal case on basis of IAS 37.86.

6. Unauthorized tapping and recording telephone conversations (EUR 3.3 million)

We did not recognize any provision for this case for 2005. As the amount of possible penalty could not be determined - as this is the first case of its kind in Macedonia-, the case does not meet the recognition criteria for provision.

As the probability of losing the case was determined to be remote, no disclosure was made. (By detailing the possible outcome of the case, the disclosure in part “Legal proceedings” on page 113 was not appropriate stating that Company is unable to assess the likely outcome of the case.)

7. Terminated agreement for collection services for overdue accounts (EUR 16.0 million)

Magyar Telekom did not recognise any provision for 2005 regarding this legal case with Newsphone DOO Skopje. In the management’s and the legal experts’ opinion the probability of an outflow of resources embodying economic benefit to settle the obligation was very low. Furthermore the amount of obligation could not be estimated reliably. Since not all the criteria of IAS 37.14 were met, we did not have basis to recognise any provision.

As the probability of losing the case was determined to be remote, no disclosure was made. (By detailing the possible outcome of the case, the disclosure in part “Legal proceedings” on page 113 was not appropriate stating that Company is unable to assess the likely outcome of the case.)

8. Abuse of dominant position by Maktel on wholesale ADSL market (EUR 3.5 million)

We did not recognise any provision for this case for 2005. It is management’s opinion (based on the Company’s Regulatory Area’s opinion) that the defence will more likely than not be successful and that the probability of an outflow of resources embodying economic benefits to settle the obligation is low. Hence, there is no basis for recognition of provision.

According to the management’s assessment the possibility of any outflow in settlement is remote; therefore we did not disclose any information on this legal case on basis of IAS 37.86.

9. Administrative fee—abuse of dominant position by Maktel

For the misdemeanour procedure the probability of imposing penalties related to administrative fee was higher than 50%. The amount of the penalty that could be imposed can not be assessed reliably, due to the fact that penalties on a percentage basis of the turnover are new in Macedonian jurisdiction and such high penalties were not sentenced up to now. As the amount of the obligation could not be measured with sufficient liability, therefore we did not recognise any provision for this case.

This case, however, should have been disclosed as a contingent liability, in line with IAS 37.

According to the law, in addition to the penalty for the misdemeanour procedure that can be imposed to the Company, the court can impose penalty against the person responsible in the legal entity for committing the misdemeanour. The fine could range from MKD 100.000 to 600.000 (approximately USD 1.933 to11.598). Due to the immaterial amount no further disclosure was necessary.

Subscribers may also ask reimbursement on administrative fee charged by Maktel in a separate civil

Procedure. The Company’s regulatory area assessed in June 2006 that the subscribers would win the case with a likelihood of 70%. According to this legal opinion the period for which the customers could ask reimbursement of the administrative charges is the period March 2005 – June 2006 (for the 2% case) and period July 2006 and onwards (for the fixed amount case). Accordingly, provision was set up in June 2006 for the total revenues from administrative fee from March 2005 till June 2006 and subsequently until February 2007 (Maktel stopped charging manipulative fee in March 2007). As the amount of the provision recognised for the period of March 2005 to December 2005 was not material (approximately 60.000 MKD equals to USD 1.160), therefore it was not adjusted for in the 2005 consolidated financial statements.

10. Local tax charges

The local tax charges levied since May 1, 2004 were accounted for and recognised in the consolidated financial statement as local tax liabilities and expenses.

The claims against the Municipal Administration Office of Budapest correspond to the definition of the contingent asset. An entity shall not recognise a contingent asset (IAS 37.31).

According to IAS 37.34 disclosure is necessary where an inflow of economic benefits is probable, as the probability of the inflow of economic benefits was low, no disclosure was made.

11. Allocation method for local taxes at TMH

The total liability was recognised for 2005, therefore no further disclosure was necessary in the notes to the financial statements.

12. M-RTL local tax (HUF 653.6 million)

Since Magyar Telekom owns only 25% of M-RTL and the group’s share and the related amount is immaterial, no disclosure was necessary.

13. Related Party Transactions, page F-60

Original disclosure

"The Company’s Mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004, while other companies were renamed in 2005.The expenditure incurred in connection with the launch and promotion of the new brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized as other operating income in the “Other operating expenses —net” line of the income statement ((note 24).”

SEC remark

We note your recordation of “other operating income” related to the compensation amount received from DTAG in connection with the loss in value of the old brand, Westel, in 2004. In this regard, explain to us your IFRS basis in recording this amount as “other operating income”. Also, tell us and disclose this amount in the footnote in future filings.

Magyar Telekom’s response

The IFRS basis for recording the compensation amount received from DT AG in connection with the loss in value of the old brand, Westel as “other operating income” is based upon the definition of income and equity as laid down in the IFRS Framework, and analogous to the treatment prescribed by IAS 16 (albeit for tangible fixed assets)

IAS 16. 65-66 requires the following accounting treatment on compensation for impairment of PPE:

IAS 16.65: “Compensation from third parties for items of property, plant and equipment that were impaired, lost or given up shall be included in profit or loss when the compensation becomes receivable.

IAS 16.66: Impairments or losses of items of property, plant and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately as follows:

(c)          compensation from third parties for items of property, plant and equipment that were impaired, lost or given up is included in determining profit or loss when it becomes receivable; “

By taking the Framework and the treatment of similar events as laid down in IAS 16 into consideration in reporting this event, we intended to reflect the amount received from DT AG as a compensation for the loss of value in our brandname. The Westel brandname was one of the most highly valued brandnames on the market in Hungary. In this respect, we did not consider DT AG in its role as owner, but as a party who is compensating for fair value of the loss in value of the abandoned brand. For this reason, we did not find it appropriate to include the amount of compensation received directly in equity, as then we would be reporting a transaction with owners, which would not be in line with our interpretation of the events. Essentially, the damage caused during the reporting period was duly compensated, therefore this event should not be presented as a loss for the period, when in fact no loss was incurred uncompensated.

Our presentation would have been different if the Company had believed that beyond the compensation further value was received from DT AG, in which case it could be viewed as an additional equity contribution from the owners.

14. Reconciliation to US.GAAP

(d) Interest Capitalized, page F-73

Original disclosure

"In the IFRS accounts Magyar Telekom capitalized a gradually decreasing amount of interest in prior years, and did not capitalize any interest in 2004 and 2005.This was the case as all loans taken for capital investment projects in prior years had been gradually repaid by the end of 2003.

In accordance with U.S.GAAP, Magyar Telekom does not differentiate the loans based on the purpose for which they were taken, all are considered for interest capitalization. As a result, a higher amount of interest is capitalized in the U.S.GAAP accounts, which results in a higher balance of property, plant and equipment and consequently a higher amount of depreciation.”

SEC remark

We note your disclosures that “[i]n accordance with US GAAP, Magyar Telekom does not differentiate the loans based on the purpose for which they were taken, all are considered for interest capitalization. As a result, a higher amount of interest is capitalized in the US GAAP accounts, which results in a higher balance of property, plant and equipment and consequently a higher amount of depreciation. ”In this regard, explain to us and disclosure the pertinent facts and circumstances surrounding the capitalization of lower interest expenses under IFRS.

Magyar Telekom’s response

Under US GAAP general borrowing rate was applied in the calculation of interest capitalization, where all loans and borrowings were considered for interest expense capitalization, and capitalized on all qualifying assets.

In contrast, under IFRS, we capitalized the appropriate part of only that interest that arose in connection with either loans taken out for the construction of qualifying assets, or those loans that are taken out for general purpose. As it is the policy of the Company to take out loans only for specific purposes - loans are almost exclusively taken for acquisitions or dividend payments for a temporary period - we had no loans falling in the latter category. Therefore, we only considered interests arising on loans dedicated for the construction of the related qualifying assets. Only those assets are considered as qualifying assets which are constructed in connection with specific purpose loan. As both the scope of loans and the scope of qualifying assets is more limited in the IFRS treatment, this results in a lower amount of interest capitalized in our IFRS accounts.

15. (g) Purchase Price allocation (business combinations), page F-74

Original disclosure

Due to the different intangible asset recognition rules of IFRS and U.S.GAAP in earlier years, the fair values of the net assets of T-Mobile, Maktel and Emitel on the acquisitions in 2001 were different. In the U.S.GAAP accounts, in general, a higher amount of intangible assets was recognized on acquisition. Consequently, the amortization expense of these intangibles is higher than in the IFRS accounts.

SEC remark

We note your disclosures that there are different intangible asset recognition rules of IFRS and US GAAP in earlier years (prior to March 31, 2004) and that there are higher amounts of those assets under US GAAP. Tell us and disclose in greater detail the nature of the rule differences between the two authoritative accounting literatures.

Magyar Telekom’s response

While SFAS 141 allows the recognition of customer bases as an intangible asset in U.S. GAAP, IAS 38 only allowed the recognition if the customers were contractually tied to the service provider. As in earlier years (e.g. in 2001) when the Company acquired new subsidiaries, pre-paid customers of the acquired subsidiaries were not contractually bound for a period over one year, therefore based on the non-contractual relationship no intangible asset was recognized in the IFRS accounts. In contrast to IFRS, in its U.S. GAAP accounts the Company recognized the customer bases of the acquired subsidiaries on acquisition.

In 2003 IAS 38 Paragraph 16 prescribed the followings:

"An enterprise may have a portfolio of customers or a market share and expect that, due to its efforts in building customer relationships and loyalty, the customers will continue to trade with the enterprise. However, in the absence of legal rights to protect, or other ways to control, the relationships with customers or the loyalty of the customers to the enterprise, the enterprise usually has insufficient control over the economic benefits from customer relationships and loyalty to consider that such items (portfolio of customers, market shares, customer relationships, customer loyalty) meet the definition of intangible assets.”

According to the quoted paragraph we did not recognise the non-contractual customer relationship as an intangible asset previously (i.e. considered as part of the goodwill); therefore, the fair value of the intangible assets of the acquired companies was different due to the different intangible asset recognition rules of IFRS and U.S. GAAP at the time of the 2001 acquisitions, with a corresponding difference in goodwill.

With the effective date of March 31, 2004, IAS 38 was modified. The modifications of the standard were applied by the Company. According to the paragraph cited below, we recognised the non-contractual customer relationship as an intangible asset as the continuous exchange transactions provided evidence that we are able to control the expected future economic benefits flowing from the customer relationships and that the customer relationships are separable.

The following, modified standard was applied by the Company:

IAS 38.16 “An entity may have a portfolio of customers or a market share and expect that, because of its efforts in building customer relationships and loyalty, the customers will continue to trade with the entity. However, in the absence of legal rights to protect, or other ways to control, the relationships with customers or the loyalty of the customers to the entity, the entity usually has insufficient control over the expected economic benefits from customer relationships and loyalty for such items (e.g. portfolio of customers, market shares, customer relationships and customer loyalty) to meet the definition of intangible assets. In the absence of legal rights to protect customer relationships, exchange transactions for the same or similar non-contractual customer relationships (other than as part of a business combination) provide evidence that the entity is nonetheless able to control the expected future economic benefits flowing from the customer relationships. Because such exchange transactions also provide evidence that the customer relationships are separable, those customer relationships meet the definition of an intangible asset.”

Due to this change in IFRS, the above difference between IFRS and US.GAAP no longer exists and no further adjustment is made in this respect. In case of all other intangibles we satisfied ourselves that the recognition criteria were met under both standards, therefore no new differences were created between IFRS and US GAAP related to the recognition of assets on acquisition in this respect.

However, as disclosed under Note 34 (g), valuation differences at initial recognition have been recognized since March 31, 2004 as in the IFRS accounts the total amount of fair value adjustments on the net assets of the acquired companies are recognized on consolidation, while in the U.S. GAAP accounts the fair value adjustments are only recognized in proportion to the share of ownership acquired.